OMV Aktiengesellschaft

OMV Investor News

April 17, 2009
7.00am (BST) – 8.00am (CET)

Q1/09 Trading Statement

This trading statement provides basic information for the quarter ended March 31, 2009, including data on the economic environment as well as OMV's performance during the period. The data on the economic environment shows the evolution of the relevant crude prices and exchange rates. For the E&P segment, we provide and comment on the expected development of production volumes and the key drivers of this development. An overview on refining margins and drivers for the R&M and G&P businesses is also included.

The OMV Group Q1/09 results will be published on May 8, 2009. The information contained herein is subject to change and may differ from the final numbers that will be reported.

Economic environment

	Q1/08	Q2/08	Q3/08	Q4/08	Q1/09
Average Brent price in USD/bbl	96.71	121.18	115.09	55.48	**44.46**
Average Urals price in USD/bbl	93.00	117.24	113.55	54.65	**43.73**
Average EUR-USD FX rate	1.498	1.562	1.504	1.317	**1.303**
Average EUR-RON FX rate	3.689	3.652	3.576	3.818	**4.268**
Average USD-RON FX rate	2.465	2.338	2.378	2.899	**3.279**

Source: Reuters

Exploration and Production

	Q1/08	Q2/08	Q3/08	Q4/08	Q1/09
Total hydrocarbon production in boe/d	322,000	310,000	316,000	318,000	**308,000**
thereof Petrom group	198,000	194,000	193,000	192,000	**192,000**

Overall Group production was 308,000 boe/d in Q1/09. The overall production of Petrom group remained stable as higher gas production compared to Q4/08 resulting from new wells on stream and lower pressure in the pipeline system in Romania offset the decline in oil volumes in Romania and Kazakhstan relating to operational problems. The main drivers behind the decline in production were the significant impact of the OPEC quota in Libya and adjustments regarding inert gases, which was not compensated by new volumes from Maari (New Zeeland), and increased production from Yemen. The price differential between Brent and OMV's realized crude price is estimated below the level of Q4/08 due to the lower Urals discount to Brent. The Romanian regulated gas price for producers in RON remained unchanged compared to Q4/08. While oil revenues were positively impacted by a slightly stronger USD in Q1/09, USD-denominated costs had an adverse effect on results reported in EUR. The weaker RON, however, will help to mitigate this negative cost effect at Petrom. Exploration expenses were below the level of Q4/08. The commodity hedge on oil positively impacted the quarterly result.

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Refining and Marketing

	Q1/08	Q2/08	Q3/08	Q4/08	Q1/09
NWE refining margin in USD/bbl [1]	4.13	9.44	10.54	8.82	4.52
Med Urals refining margin in USD/bbl [1]	3.70	6.26	6.59	5.59	3.59
OMV indicator refining margin in USD/bbl [2]	4.24	6.76	6.24	7.25	4.32
Total refining sales in mn t	5.36	5.75	5.81	5.72	5.28

[1] Source: Reuters [2] Actual refining margins realized by OMV may vary from the OMV indicator refining margin as well as from the market margins due to factors including a different crude slate, product yield and operating conditions.

Due to lower crack spreads, especially for middle distillates, refining margins deteriorated compared to Q4/08. Refining sales volumes for Q1/09 also reflect a drop in sales of middle distillates, especially in the German market, and in jet fuels. Reported EBIT will include negative inventory effects due to timing issues. In petrochemicals, the margins of ethylene and propylene dropped after the increase in Q4/08. Marketing sales volumes remained constant vs. Q1/08 but were lower than in Q4/08. Marketing margins came down from the unusually high level of Q4/08. As of Q1/09, a new clean EBIT reporting format will be introduced at OMV R&M: Clean EBIT on a CCS (current cost of supply) basis eliminates inventory effects caused by changes in crude oil prices.

Gas and Power

	Q1/08	Q2/08	Q3/08	Q4/08	Q1/09
Combined gas sales volumes in bcm	4.07	2.56	2.21	3.94	4.52
thereof Petrom group	1.50	1.15	1.05	1.32	1.40

In supply, marketing and trading, sales volumes exceeded both Q4/08 and Q1/08 as a result of higher EconGas sales volumes, which benefited from its internationalization strategy and lower temperatures in Q1/09. In Romania, market demand fell significantly due to economy-driven lower activity of the industry and lower volumes resulting from substitution of natural gas by fuel oil in power plants and district heating during the Russian/Ukraine gas delivery dispute. Low demand also affected to a smaller extent sales volumes at Petrom, which were down 6% on Q1/08. In logistics, transportation business volumes were slightly higher than in Q4/08 (start-up of a new compressor station on the TAG pipeline) and notably higher than in Q1/08. The storage business recorded higher withdrawal rates and volumes than in Q1/08 as a result of higher available capacities and the gas crisis at the beginning of 2009.

At-equity consolidated companies

The Borealis at-equity result reflects the economic downturn, whereas Petrol Ofisi was particularly impacted by the devaluation of the TRY vs. the USD.

Identified special items

Net special charges in Q1/09 relate predominantly to a EUR 37 mn loss recorded in the financial result on the sale of the MOL participation. This sale was closed in Q2/09.

Tax rate

The effective tax rate is expected to be considerably above the level of 2008 mainly reflecting the non-tax-deductible one-off effect related to the sale of MOL and a significantly lower profit contribution from net-of-tax at-equity investments.

For further information, please contact:
Angelika Altendorfer-Zwerenz, Investor Relations
Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com